March 31, 2025

Oluyemi Okupe
Chief Financial Officer
Hims & Hers Health, Inc.
2269 Chestnut Street, #523
San Francisco, California 94123

       Re: Hims & Hers Health, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2024
           File No. 001-38986
Dear Oluyemi Okupe:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K filed February 24, 2025
Revenue and Key Business Metrics, page 55

1. Please quantify the material reasons for the increase in revenue, including sales from various weight loss offerings, the impact of delayed inventory purchases from your partners, and timing of specialized campaigns. Provide an analysis of related trends and events that may materially impact future operations. For example, discuss the impact of increasing consumer demand and related trends concerning GLP-1s, and, if material, analyze the potential impact of the FDA determination regarding the resolution of the shortage of semaglutide injection products. Refer to
Item 303(b) of
       Regulation S-K.
2. Considering your GLP-1 product offerings introduced in 2024, please tell us your evaluation of the disclosures required by ASC 280-10-50-40, including how you evaluated the economic characteristics of your products.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 March 31, 2025
Page 2

        Please contact Tayyaba Shafique at 202-551-2110 or Terence O'Brien at 202-551-
3355 if you have questions regarding comments on the financial statements and related matters.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Industrial
Applications and
                                                         Services